SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: StepStone Private Equity Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

128 S Tryon Street, Suite 1600

Charlotte, NC 28202

Telephone Number (including area code): (704) 215-4300

Name and address of agent for service of process:

Robert W. Long

128 S Tryon Street, Suite 1600

Charlotte, NC 28202

With copies of Notices and Communications to:

Ryan Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Bissie K. Bonner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York in the State of New York on the 2nd day of May 2025.

STEPSTONE PRIVATE EQUITY FUND

By:	/s/ Robert W. Long
Name:	Robert W. Long
Title:	Trustee

Attest:	/s/ Dean Caruvana
Name:	Dean Caruvana